VIA EDGAR
May 7, 2009

Securities and Exchange Commission
Division of Corporation Finance, Mail Stop 3561
100 F Street N.E.
Washington, DC  20549
Attention: Ms. Linda Cvrkel, Branch Chief

Dear Ms. Cvrkel:

We have received your SEC comment letter dated April 2, 2009, on our Form 10-K for the year ended May 31, 2008 and Form 10-Q for the fiscal quarter ended November 30, 2008, File No. 001-32724.  The purpose of this letter is to respond to your comments.  To assist you in reviewing our responses to your specific comments, we precede each response with a copy (in bold face) of the comment as stated in your letter.

General

We have included below supplemental responses with revised disclosures and we will include these revised disclosures in future filings as noted below.

We acknowledge that the adequacy and accuracy of the disclosure in our filings is our responsibility and the staff comments or changes in disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing.  We also represent that staff comments may not be asserted as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Annual Report on Form 10-K for the fiscal year ended May31, 2008

Financial Statements, page 23
Notes to Consolidated Financial Statements, page 28
Summary of Significant Accounting Policies, Nature of Operations, and Use of Estimates, page 28
Revenue Recognition, page 30
Project Development Fees, page 31

Securities and Exchange Commission
May 7, 2009

1.
We note your response to our prior comment 2 and require further clarification.  Please clarify for us if project development fees relate to the development of a development plan for a municipality and that at groundbreaking, you have performed all services under the contract and have no further obligations.

Response:

Project development fees relate to the services enumerated in our prior response.  These services, including formulation of a development plan, vendor identification, contract negotiation support, and other services, are rendered for a municipality. At or prior to groundbreaking, we have performed all development services under the contract and have no further obligations with regard to the development services and the related deliverables have been accepted by the municipality.  The delivery fee earnings process has culminated.  The fees are billable under contract as discreet earnings events with separate deliverables from other subsidiaries’ agreements with the municipality which may be in place at the time of groundbreaking.

By the time groundbreaking is reached, a subsidiary not involved in providing development service, may be under contract to manage construction of a facility, through a subsidiary not involved in development services.  Not all projects for which we have received development fees have reached groundbreaking and proceeded to construction.  However, we still have received development fees from the municipality on those projects.

Development services, and the related deliverables, are separate and distinct from construction management services which consist of providing a project manager to oversee construction of the project during the construction phase.  Project management fees are monthly fees for providing a project manager to oversee construction.

Depending on the municipality, an agreement to manage the construction phase of the facility, may be in a separate contract or may be combined with an agreement for development services in one contract.  On a given project, the agreement to manage the construction phase may be entered into at the same time as an agreement for development services or it may be entered into after an agreement for development services but prior to groundbreaking, or not at all.  In any event, the development services and construction phase management services are provided by separate subsidiaries and different employees.  The fees for development services and construction phase management services are commiserate with the level of effort expended to deliver each of those services if the agreements are entered into concurrently.

Securities and Exchange Commission
May 7, 2009

To make the separability of the service clear, in our 10-Q for the quarter ended February 29, 2009, we revised our description of operations, on pages 3 and 28 of our 2008 10-K, to the following:

“Global Properties I (GPI) provides services in targeted mid-sized communities across the United States related to the development of multipurpose events centers. International Coliseums Company, Inc. (ICC) manages the construction of multipurpose events centers in mid-market communities. GPI's development of multipurpose events centers promotes the development of the League by assisting potential licensees in securing quality venues in which to play minor professional hockey league games.”

Further, by the time groundbreaking is reached, we may also have in place with the municipality, through other subsidiaries, an agreement(s) to manage daily operations of the completed facility, process tickets, or market the facility after construction is complete, through subsidiaries not involved in development services or construction management.  Fees for these services are transactional, generally a percentage of revenue, and the services are unrelated to those provided during the development or construction phase.

2.
In a related matter, we note your proposed disclosure in response to our prior comment 2. Please revise the notes to your financial statements in future filings to include further details in a level similar to your response to comment 2, clarifying whether the earnings process is complete upon groundbreaking.

Response:

We will revise future filings to include the following disclosure:

“Project development fees are fees earned for services such as feasibility studies, cost analyses, vendor identification and contract negotiation support provided prior to groundbreaking.  Project development fees are recognized when there is a written agreement in place, services have been rendered and the related deliverables have been accepted by the municipality, the fee is fixed and determinable, and collectability is reasonably assured.  Project development services are typically provided to municipalities in two phases.

Phase One deliverables typically consist of the following:

●     a business plan for the facility,
●      initial designs, floor plans and preliminary engineering drawings,
●      initial cost analyses, including start up and annual operational costs,
●      a time line for development,
●      acceptance of site location.

Once the Phase One deliverables have been completed, a municipality typically has a certain period of time to confirm their desire to proceed and then will enter into a development agreement.  The Phase One fee is generally due at that time, often contingent on the municipality having in place a special funding district, such as a community improvement district, to fund the project.

Securities and Exchange Commission
May 7, 2009

We refer to the period between when the development agreement is signed and groundbreaking as Phase Two.  Phase Two typically lasts four to five months.  The primary Phase Two deliverables typically consist of the following, done in consultation with the municipality:

●	architect selection and contract finalization,
●	engineer selection and contract finalization,
●	general contractor selection and contract finalization,
●	obtaining approval of construction management plan,
●	obtaining approval of guaranteed maximum price of construction from municipality oversight boards, as applicable,
●	facilitate ground breaking.

The Phase Two price is fixed by contract and tied to deliverables.  These fees are recognized as deliverables are accepted by the municipality, typically at or prior to ground breaking, if a project moves to construction.  At or prior to groundbreaking, the development fee earnings process has culminated.  We have no further obligations with regard to development services and deliverables and the fees are not refundable.”

To make the separability of the development and construction management services clear, in our 10-Q for the quarter ended February 29, 2009, we revised our description of operations, on pages 3 and 28 of our 2008 10-K, to the following:

“Global Properties I (GPI) provides services in targeted mid-sized communities across the United States related to the development of multipurpose events centers. International Coliseums Company, Inc. (ICC) manages the construction of multipurpose events centers in mid-market communities. GPI's development of multipurpose events centers promotes the development of the League by assisting potential licensees in securing quality venues in which to play minor professional hockey league games.”

We will similarly revise future filings.

Equity, page 37
Options, page 37

3.
We note your response to our prior comment 4 and require further information. Please tell us if the 10,000 shares contingently issuable during your fiscal year 2007 were issued during your fiscal year 2008. If these shares were not issued, please tell us the effect of the error on your fiscal 2008 earnings per share calculation.

Response:

The error had no effect on the earnings per share calculation for fiscal year 2008, as the error was corrected prior to the calculation.  Beginning of fiscal year 2008 outstanding shares appropriately excluded the 10,000 contingently issuable shares when computing the average outstanding shares for fiscal year 2008.  In fiscal year 2008, 8,000 of the 10,000 shares vested.  Those 8,000 shares were included in the calculation of average outstanding shares as outstanding only for the period after the vesting date.

Securities and Exchange Commission
May 7, 2009

Commitments and Contingencies, page 39
Litigation, page 40

4.
As originally requested in our comment 5, please revise future filings to disclose, the cash paid in settlement of the Nustadia litigation. In addition, given that the amount of the settlement appears material with regards to your fiscal year 2008 net loss, please revise future filings to provide robust disclosure as to the nature of the settlement and the full amount expensed during the year.

Response:

We included a summary of litigation settlement activity for all litigation matters in our 10Q for the quarter ended February 28, 2009, which includes disclosure of amounts paid in cash on all litigation, including Nustadia, and all adjustments to settlement reserves for the periods included in the 10Q, including Nustadia.  We believe this disclosure is broader than that requested, as it includes all litigation reserve activity.  The disclosure follows:

“The following summarizes litigation settlement activity for the three and nine months ended February 28, 2009 and February 29, 2008:

	Three Months Ended		Nine Months Ended
	February 28,	February 29,	February 28,	February 29,
	2009	2008	2009	2008
Litigation settlement liabilities, beginning of period	$(232)	$(834)	$(283)	$(93)
Litigation settlement expense - initial reserves	(25)	-	(25)	(841)
Litigation settlement expense - adjustments to reserves	-	263	-	263
Cash payments	26	100	77	200
Issuance of stock in settlement of litigation	-	163	-	163

Litigation settlement liabilities, end of period	(231)	(308)	(231)	(308)"

We will make similar disclosures in future filings to the extent such amounts are material to our financial position, results of operations or cash flows, in any period presented, as required by FAS 5, paragraph 9.

Securities and Exchange Commission
May 7, 2009

Quarterly report on Form 10-Q for the quarter ended November 30, 2008
PVEC, LLC Joint Venture, Page 13

5.
We note that your response to our prior comment 8. However, we continue to believe that paragraph 19i of APB 18 and paragraph 15 of SOP 78-9 both require the recognition of losses associated with an equity method investee that extend beyond the amount of your investment, to the extent you have agreed to or are obligated to fund the losses. In this regard, please tell us the amount of losses PVEC has generated each fiscal year since inception during 2006, the share of such losses that have not been recognized in your financial statements because your investment had been reduced to zero, as well as any management fees you have forgone as a result of your commitment to fund losses.

Response:

We have not made any additional preferred contributions beyond our initial $250,000 commitment, and also believe there was no expectation, on the part of the other investor in the PVEC, LLC that we would contribute additional preferred contributions as losses accumulated.  In practice, despite the provisions in the operating agreement we did not have a substantive commitment to fund PVEC, LLC.

Subsequent to our prior response, we reviewed the provisions of the operating agreement with legal counsel and sought clarification from the other investor in PVEC, LLC, our joint venture partner, as to the intent of the operating agreement provision.  We confirmed that our understanding was correct.   The operating agreement is being amended to clarify the parties’ intent.  The intent is that PVEC, LLC’s losses are not required to be funded, by either party, as losses accumulate, but in the event of cash distributions or upon liquidation, there is a preference given to the extent of differences in the preferred accounts of each partner.  That is to say our partner would first receive funds to the extent its preferred account exceeded ours, and then funds would be distributed 50/50.

As we have clarified, we have not agreed to and are otherwise not obligated to fund PVEC, LLC losses, under those provisions of the operating agreement.

Under SOP 78-9, paragraph 15, if we have otherwise committed to provide financial support, we should record our equity in PVEC, LLC in excess of our investment, including loans and advances.  We have not indicated a commitment based on previous support, statements to our joint venture partner or third parties, or otherwise, to provide additional support to PVEC, LLC, beyond the following:

(a)	Our commitment to pay $1 thousand as an initial capital contribution (ignored for purposes of this response as immaterial).
(b)	Our commitment to pay $250 thousand as preferred capital contribution.
(c)	Our agreement to defer management fees in certain circumstances.

Securities and Exchange Commission
May 7, 2009

With regard to the management fees, pursuant to EITF 98-13, par 3:

“….in situations where (a) an investor is not required to advance additional funds to the investee and (b) previous losses have reduced the common stock investment account to zero, the investor should continue to report its share of equity method losses in its statement of operations to the extent of and as an adjustment to the adjusted basis of the other investments in the investee.”

Through February 28, 2009, we had not forgone any management fees.  We believe deferred, unpaid management fees, if there are any in the future, would be loans to PVEC, LLC and that we should continue recognizing equity method losses to the extent of and as an adjustment to management fees receivable.

SOP 78-9 paragraph 25 indicates:

“The division believes that in order to determine the investor's share of venture net income or loss, such agreements or arrangements should be analyzed to determine how an increase or decrease in net assets of the venture (determined in conformity with generally accepted accounting principles) will affect cash payments to the investor over the life of the venture and on its liquidation. The division believes that specified profit and loss allocation ratios should not be used to determine an investor's equity in venture earnings if the allocation of cash distributions and liquidating distributions are determined on some other basis.”

The operating agreement, as it is being clarified in the amendment, provides that cash distributions and liquidating distributions shall be made to each member in the following priority: 1) to the extent needed to pay taxes, 2) to each member to the extent of loans in the form of unpaid Global management fees and the other member’s unpaid parking fees, and 3) to our partner in the LLC, until their preferred account equals ours, and then 50/50.  Therefore we believe it appropriate for us to recognize 100% of PVEC, LLC’s losses up to our funding commitment of $250 thousand.  In addition, we will recognize losses for any loans in the form of deferred management fees.

PVEC losses (unaudited) and our share of those losses have accumulated as follows (in thousands):

			Equity Method	Equity Method
			Losses	Losses
	PVEC, LLC	Our Share	Required	Recognized
	Losses	of Losses	by Global	by Global
(b)
Inception to May 31, 2006 (a)	$—	$—	$—	$—
Fiscal year ended May 31, 2007	(96)	(96)	(96)	—
Fiscal year ended May 31, 2008	(463)	(463)	(154)	(250)

(a)	PVEC, LLC opened in November 2006. In fiscal 2006, PVEC, LLC put in place construction financing and construction of the event center began.
(b)
These figures do not agree to the PVEC, LLC losses, unaudited, disclosed in Global’s 2007 annual report.  Those disclosed losses were calculated on a calendar year basis, for different time periods than above.  In addition, after a review of PVEC, LLC accounting policies, revisions were made to PVEC, LLCs results to reflect GAAP.  We will include the corrected unaudited figures in future filings.  See Attachment A.

Securities and Exchange Commission
May 7, 2009

As indicated above, we have no loans in the form of deferred management fees through February 28, 2009.  We have recorded equity method losses up to the amount of our $250 thousand commitment.  We recorded the $250 thousand of equity method losses in fiscal 2008.  Equity method losses of $96 thousand should have been recorded in fiscal 2007 rather than fiscal 2008.  Adjusted for this misstatement, the fiscal 2007 net loss would be 2.4% higher ($0.01 per share higher), and the fiscal 2008 net loss would be 2.3 % lower ($0.01 per share lower).  We believe the impact of this misstatement is immaterial to the financial statements taken as whole in both periods.

In light of the above, we will modify our disclosures in future filings as indicated on Attachment A.

6.
In a related matter, please tell us how you plan to account for your equity in the earnings of PVEC in the event the joint venture begins making a profit. Refer to paragraph 19i of APB 18. We may have further comment upon receipt of your response.

Response:

Paragraph 19(i) of APB 18 states:

“If the investee subsequently reports net income, the investor should resume applying the equity method only after its share of that net income equals the share of net losses not recognized during the period the equity method was suspended.”

Should PVEC, LLC begin making a profit, we intend to resume applying the equity method only after our share of profit equals the net losses not recognized and the cumulative adjustment to the management fee loan.  In accordance with Opinion 18, Issue 98-13, and 99-10, we intend to record the equity method income first to the management fee loan, if any, until its adjusted basis is restored, and then to preferred capital.  We would refer to approach (a) to the illustration of the investor accounting entries for the example fact pattern in exhibit 99-10A. where equity method losses recognized based on a) the ownership level of the particular investee security or loan/advance held by the investor to which the equity method losses are being applied.

We believe that these comments are responsive to the comments contained in your letter.  If you have additional comments or questions, please contact me at 480-993-0300.

Sincerely,

/s/ James Yeager
Chief Financial Officer

Securities and Exchange Commission
May 7, 2009

ATTACHMENT A

PVEC, LLC Joint Venture

During fiscal year 2006, we entered into a joint venture partnership agreement with Prescott Valley Signature Entertainment, LLC (PVSE, LLC) to form Prescott Valley Events Center, LLC (PVEC, LLC) to engage in the business of developing, managing, and leasing the Prescott Valley Events Center in Prescott Valley, Arizona.  We are the managing member of PVEC, LLC.  Construction of the center, which opened in November 2006, was funded by proceeds from the issuance of $35 million in Industrial Development Authority of the County of Yavapai Convention Center Facilities Excise Tax Revenue Bonds, Series 2005 (the Bonds).

We account for our investment in PVEC, LLC under the equity method.  Our interest in this entity is not a controlling one, as we do not own a majority voting interest and our ability to affect the business operations is significantly limited by the PVEC, LLC operating agreement.  The operating agreement also provides that a majority-in-interest of the members may replace the managing member, or if the managing member is in default, a majority-in-interest of the remaining members may replace the managing member.

In addition to a $1 thousand initial capital contributions, we contributed $250 thousand as an initial preferred capital contribution and PVSE, LLC contributed land with an approximate value of $1.5 million as an initial preferred capital contribution.  Payment of the $250 thousand was made to PVEC, LLC in December 2008.  Because we had committed to pay our initial capital contributions, these amounts were recorded in accounts payable in our consolidated balance sheets as of May 31, 2008.  We recorded losses on our investment, in the amount of $251 thousand, to bring our investment to zero.  Our investment was zero at May 31, 2008, and remains zero at May 31, 2009.

Lease payments on the facility are equal to debt service payments on the Bonds.  In the event of any shortfalls in debt service payments, amounts will be paid by the Town from transaction privilege tax (TPT) collected from the surrounding project area.

Operating revenues of the center, as defined, are first used to pay operating expenses, as defined, second to our base management fee (4% of the center’s operating revenue), third to debt service, then to fund other items.  As a result, we may defer receipt of our management fees should operating revenues, as defined, be insufficient to pay operating expenses, as defined.  Through May 31, 2008, no management fees had been deferred.

Cash distributions and distributions in liquidation are to be made to each member in the following priority: 1) to the extent needed to pay taxes, 2) to each member to the extent of loans in the form of our unpaid management fees and PVSE, LLC’s unpaid parking fees, and 3) to PVSE, LLC, until their preferred account equals ours (including preferred returns of 5% thereon) and then 50/50.  Therefore, we have recognized 100% of PVEC, LLC’s losses to the extent of our funding commitment ($251 thousand).  We will recognize additional losses to the extent of any loans to PVEC, LLC, should they accumulate, in the form of deferred management fees.

Securities and Exchange Commission
May 7, 2009

ATTACHMENT A
(continued)

PVEC, LLC’s unaudited financial information follows (in thousands):

	Year Ended May 31, 2009
	2009		2008
Operating revenue	$	xxx	$5,911
Operating income		xxx	432
Net loss		xxx	463

	May 31,	May 31,
	2009	2008
Property and equipment	$ xxx	$28,955
Receivable from Town	xxx	4,457
Total assets	xxx	39,128
Debt payable	xxx	35,000
Retained deficit	xxx	(559)
Members' equity	xxx	930

Our consolidated financial statements reflect the following related to transactions between us and PVEC, LLC (in thousands).

	Year Ended May 31, 2009
	2009		2008
Facility management fees, exclusive of payroll costs (Encore)	$	xxx	$54
Facility management fees, payroll costs (Encore)		xxx	878
Advertising sales commission (GEMS)		xxx	229
Ticket service fees (GetTix)		xxx	192
Cost of revenues, facility payroll (Encore)		xxx	878

	May 31,	May 31,
	2009	2008
Accounts payable	$ xxx	$502
Accounts receivable	xxx	101